# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TENNANT CO, CIK 0000097134
CUSIP: 880345103
Title of class of securities: Common Stock, par value $0.375 per share
Address of issuer's principal executive offices: 104000 Clean Street, Eden Prairie, Minnesota (MN), 55344
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-002302
Filed by CIK 0001070134

## Reporting persons
- Mairs and Power, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); sole voting power 1,067,773; shared voting power 0; sole dispositive power 1,071,474; shared dispositive power 0; aggregate amount beneficially owned 1,071,474 (5.91% of the class)

## Item 1. Issuer
Name of issuer: TENNANT CO
Address of issuer's principal executive offices: 10400 Clean Street, Eden Prairie, MN 55344

## Item 2. Person Filing
Name of person filing: Mairs and Power, Inc.
Address of principal business office or, if none, residence: 30 East 7th Street, Suite 2500, St. Paul, MN 55101
Citizenship: Minnesota

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,071,474
Percent of class: 5.91%
Sole power to vote or to direct the vote: 1067773
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1071474
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mairs and Power, Inc.: Brent M. Williams, Brent M. Williams, CCO (02/17/2026)